SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 15, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated May 15, 2003, regarding Stock Purchase Plan for the employees.

Press Release May 15, 2003

Ericsson repurchases all C-shares for the Stock Purchase Plan 2003

As part of preparing for the Stock Purchase Plan 2003 for employees, Ericsson repurchases the previously issued C-shares in order to expand its treasury stock.

The Board of Telefonaktiebolaget LM Ericsson decided on April 28, 2003, based on an authorization given by the Annual General Meeting, to direct an offer for the acquisition of shares to all owners of C-shares in Ericsson, i.e. to Nordinvest AB, a subsidiary to AB Industrivärden, and Investor AB. The offer was a part of the implementation of Ericsson’s Stock Purchase Plan 2003 and included all 158 million C-shares, which Ericsson has issued.

Ericsson has today acquired all 158 million shares, which the offer included and has made payment amounting to a total of SEK 158,435,158.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at http://www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Media and industry analysts

Peter Olofsson, External Relations, Ericsson Corporate Communications

Phone: +46 8 719 18 80, +46 70 267 34 45

E-mail: press.relations@lme.ericsson.se

Investors and financial analysts

Anna Dimert, Investor Relations, Ericsson Corporate Communications

Phone: +46 8 719 44 14

E-mail: investor.relations@lme.ericsson.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: May 15, 2003